Exhibit 4.1(g)

Amendment 1 to Consulting Agreement

Between Calypte Biomedical Corporation and Jeff W. Morgan

This Agreement amends and modifies the Consulting Agreement between Calypte Biomedical Corporation (“Calypte” or the “Company”) and Jeff W. Morgan (“Consultant”) dated September 23, 2002 and is effective as of April 4, 2003.

Whereas, the Company desires to change the payment terms on the contract and Consultant is agreeable to such modification.

Now therefore, in consideration of the premises and mutual promises set forth herein, the parties hereto agree as follows:

1.	The Company acknowledges that it owes Consultant $6,122.70 for services rendered, payable in cash. It will now convert these payments to stock issuable to Consultant for a total of 240,000 shares.

2.	In consideration for this modification, the Company agrees to register the shares with the upcoming S-8 filing during early April 2003. If the filing occurs after April 8, 2003 Consultant has the option to accept only cash.

3.	All other terms and conditions of the Consultant Agreement dated September 23, 2002 remain unchanged.

Consultant:	CALYPTE BIOMEDICAL CORPORATION

/s/ JEFF W. MORGAN	By:	/s/ RICHARD BROUNSTEIN
Jeff W. Morgan		Richard D. Brounstein Executive Vice President, CFO

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